

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2014

Via E-mail
Mark Radom
Chief Executive Officer
Graphite Corp.
1031 Railroad Street, Suite 102A
Elko, NV 89801

> **Re: Graphite Corp.**
> **Current Report on Form 8-K**
> **Filed August 13, 2014**
> **File No. 000-54336**

Dear Mr. Radom:

We have reviewed your supplemental response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K filed August 13, 2014

1. We have reviewed your response to our comment letter dated September 3, 2014. On page 2 of your response, you highlighted $115,112 in mineral claims and exploration expenses for the fiscal year ended December 31, 2013, 93% of which were incurred during the first six months of 2013. While you may have had significant operational expenses in the past, your Form 10-Q for the quarterly period ended June 30, 2014 shows expenses for the same line item of $1,043. Additionally, the Forms 10-Q and 10-K disclosure regarding operations that you refer to as evidence of your having more than nominal operations appears to discuss operations that occurred in 2012 (for example, in connection with the Crystal Project) but does not suggest that you have had operations since 2012; furthermore, such disclosure discusses operations that you hope to undertake if you raise sufficient funds but indicates that you do not "have the funds to commence work" and "[t]o date . . . have not commenced exploration." Finally, your financial statements as presented in your Forms 10-Q and 10-K do not report any assets other than

Cash and Prepaid Expenses and do not report any mineral property assets. Accordingly, even if it is the case that you were not a shell company in 2010 or 2012, it appears that you became a shell company after such time and were a shell company at the time of the Form 8-K filing, because you have nominal assets consisting only of cash and for some recent, significant period of time have had no or nominal operations.

If Advance Graphene Ltd. is not a shell company, then please amend the above-referenced Form 8-K to include the disclosure required by Items 2.01(f), 5.01(a)(8), 5.06, and 9.01 of Form 8-K. If Advance Graphene Ltd. is a shell company, then the disclosure in the above-referenced Form 8-K may be sufficient, but you should supplementally confirm that you will revise future filings to identify yourself as a shell company and provide appropriate accompanying disclosure, as well as confirm your understanding that you will be required to provide appropriate disclosure on Form 8-K if you should cease to be a shell company in the future. In either case, please provide us with your analysis as to whether Advance Graphene Ltd. is a shell company.

2. As requested in our comment letter dated September 3, 2014, please provide written acknowledgement of the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director

cc: Thomas E. Puzzo